UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANAURY 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  January 3, 2007                     /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                     JANUARY 3, 2007

           TUMI RESOURCES PROVIDES EXPLORATION UPDATE AND PLANNED 2007
                      DRILL PROGRAMS FOR MEXICO AND SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED ("TUMI" AND/OR THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY).

To Our Shareholders:

I am very pleased to report that your Company continues an aggressive acquisition and exploration program both in Mexico and Sweden. During the last year, Tumi has maintained its objective of being a premier silver explorer that will culminate in a number of drill programs this year on prospective targets in both countries.

MEXICO

In Mexico, the Company has the 100% rights to nine (9) properties located in the Mexican states of Jalisco and Sonora and covering approximately 114,370 hectares. There are four (4) high priority projects which will be the focus of our Mexican exploration program in 2007, the four projects and the proposed activities for 2007 are as follows:

LA TRINI: In September 2005, the Company announced the results of an initial 15 hole reverse circulation drill program focused on the central 200m strike length of a rhyolite porphyry host. Fourteen of the drill holes intersected mineralization with a best result of 18.3m at a grade of 150 g/t silver and 3.1 g/t gold. Within the area of 200m by 100m, the holes intersected silver/gold mineralization over an average 14m thickness and the mineralization remains open both along strike and down-dip.

The results of the geochemical survey in 2006 demonstrated that the zone continues to the west with coincident and strongly anomalous copper and arsenic and moderately anomalous silver, barium and zinc in soils directly above the sub-cropping rhyolite unit. This expands the zone of interest of the mineralized rhyolite unit to in excess of 1.5 km. Platforms for up to 24 drill sites have also been constructed to further define the known resource at the main La Trini area and to test the western and eastern extensions to the mineralization. This reverse circulation drill program will commence early this year.

PHOENIX: At Phoenix in Sonora, grid geochemistry has defined four distinct anomalous horizons that strike for at least 1.75 kms. The anomalies overlie gold/silver bearing stock-work mineralization and an initial drill program will be undertaken upon the completion of the Trini program.

BATAMOTE: This property, located in northern Sonora, is underlain by geology that has some similarities to the Phoenix property, and it contains several small artesanal mine workings along highly altered structures, presumably mined for gold and silver. This large concession lies a few kms west of the advanced stage El Chanate gold deposit. The Company is planning an extensive regional geochemical survey of the entire Batamote concession early this year.

MAZATAN: Located in central Sonora, east of Hermosillo, the Mazatan property is also underlain by geology similar to that found at Phoenix and Batamote. There exists an old placer gold field outside of the claim which appears to be draining intensely hematite altered sediments within the claim that would appear to be the source of the gold mineralization. Preliminary rock sampling done by the Company supports this model. A regional geochemical survey is planned for the property early this year.

SWEDEN

In Sweden, the Company has staked fifteen (15) properties totaling 15,253 hectares in the Bergslagen District where four (4) projects, Sala, Tomtebo, Kalvsbacken and Oster Silverberg are undergoing detailed exploration.

                                                                      cont......

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Tumi Resources Limited
News Release January 3, 2007
Page 2


SALA: Sala, now a historical mine site, was Europe's largest silver producer since the 16th Century; it ceased production in the early part of the 20th Century. Historical records show it was likely that in excess of 200 million ozs of silver were recovered from Sala with grades as high as 7,000 g/t. During 2006, the Company completed a deep penetrating, pulse electromagnetic ground geophysical survey over the Sala property. Drill targets have been defined and a diamond drill program will be scheduled for the first quarter this year.

TOMTEBO: The historic Tomtebo mine is located 25 km southeast of the city of Falun, Sweden. Earliest records indicate that the Tomtebo mine was first discovered and developed in the mid-17th century producing ores containing copper, zinc, silver and gold. In 2006 the company completed an airborne (by helicopter) electromagnetic geophysical survey over the property. A number of anomalies were discovered and an initial drill program will be undertaken this year.

OSTER SILVERBERG AND KALVSBACKEN: In 2006, the Company completed an airborne (by helicopter) electromagnetic geophysical survey over the Oster Silverberg property and a ground electromagnetic geophysical survey within the Kalvsbacken property. Both properties contain historical mines. Interpretation of the geophysical data is continuing (this will include ground study of anomalous areas) and if drill targets are defined then the Company will undertake initial drill programs this year

Says David Henstridge "As we move into 2007 and mobilize for work programs in Sweden and Mexico we thought it would be appropriate to provide an update on our recent activities and our proposed work programs for the first quarter of 2007. We are proceeding with an aggressive work schedule and 2007 promises to be an exciting year for all of us. We take this opportunity to wish our supporters a safe, healthy and prosperous New Year.

The qualified person for Tumi's projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited all of the Company's projects in Mexico and Sweden and has verified the contents of this news release.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                          or email: mbermudez@chasemgt.com
-----------------------                       website: www.tumiresources.com
David Henstridge,
President & CEO                               INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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